Delisting Determination, The Nasdaq Stock Market, LLC, April 30, 2025, TLGY Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of TLGY Acquisition Corporation.
effective at the opening of the trading session on May 19, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on December 3, 2024. The Company did not request a hearing. The Company securities were suspended on December 9, 2024. The Staff determination to delist the Company securities became final on December 9, 2024.